Appendix A: Business Description & Plan

Please note that all of the information hosted on the WeVidIt App, that is not otherwise found in this Form may be found in this Appendix A:

1. 92East LLC Business Description ("Eggshell Project Overview")
2. 92East LLC Budget ("EGGSHELL_SERIES BUDGET")